Mail Stop 4561

September 11, 2008

VIA USMAIL and FAX (713) 586 - 6678

Mr. Russell Kidder
Chief Executive Officer
Turnaround Partners, Inc.
109 North Post Oak Lane, Suite 422
Houston, Texas 77024

  Re: Turnaround Partners, Inc.
     Form 10-KSB for the Year Ended December 31, 2007
     File Nos. 000-28606

Dear Mr. Russell Kidder:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Cicely LaMothe
        Branch Chief